October 11, 2024

Lichen Dong
Chairman of the Board
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Preliminary Information Statement on Schedule 14C
           Filed October 3, 2024
           File No. 001-41450
Dear Lichen Dong:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1. We note your statement that, "The shares and warrant shares to be issued pursuant to the Amendment have not been registered under the Securities Act of 1933, as amended, and accordingly, may not be offered or sold within the United States in the absence of an effective registration or an applicable exemption from the registration requirements." Please disclose whether you intend to file a registration statement in connection with this transaction or identify the exemption claimed and describe the facts supporting your reliance on it.
2. Please revise to provide the disclosure required by Items 11(c) and (e) of Schedule
       14A which includes the disclosure required by Item 13(a) of Schedule 14A, or tell us why it is not required.
 October 11, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology